June 13, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Attention: Kevin Stertzel, Division of Corporation Finance

Regarding:	Your Review Comments to
Magellan Midstream Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2004

Dear Sir/Madam:

On June 8, 2005, we received a telefacsimile transmittal from Kevin Stertzel, Division of Corporate Finance and Jill Davis, Branch Chief. In that transmittal, the Securities and Exchange Commission (“SEC” or “the Commission”) staff raised four issues relative to our Form 10-K for the fiscal year ended December 31, 2004. Before we provide our specific responses to your comments we want to acknowledge that:

•	The management of Magellan Midstream Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in our Form 10-K filing for the fiscal year ended December 31, 2004;

•	The SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	Magellan Midstream Partners, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully submit the following responses to the issues raised by the SEC staff.

Issue No. 1

Business

Ammonia Pipeline System, page 12

We note your disclosure regarding the ability of customers to “bank” any ammonia shipments in excess of their annual commitments. However, we are unable to locate disclosure that provides investors with information of indicative value relative to this arrangement. Quantify and disclose the potential impact to revenues that may occur in the event customers were to utilize the full “bank” balance. Please refer to Section IV.B of the Commission guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of

Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revised your disclosure accordingly.

Response

Our shippers are required to pay us for the full amount of their annual ammonia shipment commitments, whether they actually ship those tons or not. To the extent they ship more than their annual commitment, our shippers build a bank that can be used for two purposes:

1)	Less likely use: Our shippers can use the bank tons as a way to reduce the committed transportation tariffs they must pay if they have a production disruption or some other reason that they do not want to ship ammonia.

•	In this scenario, if the shippers were able to fully utilize the 275,000 tons in their bank during 2005, based on the average tariff rates received during 2004, the impact would be a reduction of revenues of approximately $4.6 million. This revenue reduction would be offset somewhat by reduced operating expenses if ammonia was not being shipped.

•	Shipment volumes over the last 10 years have never fallen below 613,000 tons. With 2004 shipment volumes of 765,000 tons and a 2002-2004 average shipment volume of 697,000 tons, history suggests that it is unlikely that a material reduction in shipment volumes resulting in the use of the bank will occur. If volume fell to 613,000 tons from the 765,000 tons shipped in 2004, the revenue impact would only be approximately $2.5 million.

2)	More likely use: We provide incentive rates to our shippers if they commit to shipping more tons. Our shippers can use the bank tons to allow them to commit to higher volumes than they intend to ship and receive reduced transportation rates. Our shipper’s made their final commitments in June 2004 for the final year of the contract (the contracts and bank expire in June 2005). Our shippers committed to 650,000 tons in June 2004, which is in line with historical shipment volumes. When we filed our 10K in March 2005, our shippers had already shipped 479,000 tons for the eight-month period from June 2004 to February 2005. Today, with one month remaining under the contracts and the bank, our shippers have already shipped more than 650,000 tons.

We did not include a dollar impact with our disclosure as we do not believe it is material for the following reasons:

•	The most likely revenue impact from the bank would have been only a small reduction (less than $1 million) in the tariffs realized if our shippers were using the bank to over-commit and realize a smaller tariff rate.

•	Even though it is theoretically possible the bank could be fully utilized in a single period, our shippers must still meet their customers’ demand for product and we had no indication at the time we prepared our annual report (or currently) that demand for anhydrous ammonia products had changed in any material respect;

•	If the bank were fully used and shipments were reduced by 275,000 tons, the maximum revenue impact of $4.6 million would impact our consolidated revenues and operating profit by less than 1.0% (based on 2004 results);

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As disclosed in our form 10-K report, the contract period in which the shippers can utilize their banked tons expires on June 30, 2005. Therefore, at 12-31-04 the shippers had only six months remaining in which to utilize their banked tons. We believed that this made it unlikely that our shippers would use a significant portion of their banked tons.

For the above reasons, we believe the amounts were immaterial to our future operating results, cash flows or financial positions. As such, we respectfully request the SEC’s forbearance to not make amendments to our 2004 10-K report relative to this matter.

Issue No. 2

Environmental, page 17

We note your disclosure that indicates you have been cooperating with the EPA regarding various possible environmental infractions and that you have accrued an amount “that is less than $22 million associated with this matter.” Please modify your disclosure to indicate the amount of liability the company has recognized in its reported financial information concerning this issue. Refer to Regulation S-K, Instruction 3 to Paragraph 303(a), FRC 501.02 footnote 14, which require you to quantify the reasonably likely effects of resolving uncertainties, if material.

Response

As noted, we did disclose the potential fine identified by the EPA. However, our negotiations with the EPA on this matter are on-going and we respectfully request that the amount of our liability accrual remain confidential until our negotiations with the EPA are complete.

Issue No. 3

Significant Events, page 28

Please explain why you have accounted for the assets you acquired from Shell as an acquisition of assets rather than an acquisition of one or more businesses. Please refer to paragraph 6 of EITF 98-3 and provide us with an analysis supporting your conclusions.

Response

On May 27, 2004, John Chandler, Magellan’s Chief Financial Officer and Treasurer, sent a letter to Ms. Carol A. Stacey, Chief Accountant, Division of Corporation Finance. In that letter Mr. Chandler described our anticipated acquisition of the assets in question along with a full explanation as to why we believed this transaction constituted the acquisition of assets and did not constitute the acquisition of a business.

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We received a response to our request from the SEC on June 2, 2004, from Leslie A. Overton, Associate Chief Accountant (File No.: 1-16335). In Ms. Overton’s response, she responded that the staff did not object to our conclusion that the transaction involved the acquisition of assets and not a business; however, Ms. Overton further stated we should include “robust” disclosures about the assets acquired pursuant to Item 102 of Regulation S-K. We made these disclosures on the date the transaction was completed, October 1, 2004, on Form 8-K. A copy of that 8-K is attached to this response.

We believe the analysis we provided to Ms. Overton is complete and we respectfully request the SEC’s forbearance to not make amendments to our 2004 10-K report relative to this matter.

Issue No. 4

Buy / Sell Arrangements, page 70

We note your accounting policy and related disclosure on page 70. Please expand this disclosure and provide all disclosures identified in our industry letter issued on February 11, 2005 that can be located on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm.

Response:

We believe that we included all of the disclosures required in the industry letter referred to above. Paragraph 3 of the industry letter referred to above, which includes the references to the disclosures required in this matter and our comments are provided below (our comments are bolded to distinguish them from the wording included in the SEC’s industry letter):

Accordingly, in filings that include financial reports covering periods ending on or after December 15, 2004, you should separately identify on the face of the statements of operations the proceeds and costs associated with buy/sell and comparable arrangements reported on a gross basis for all periods presented. You may accomplish this by either presenting the amounts as separate line items, or within parenthetical notations next to the captions that include these amounts. If the amounts are not material enough for disclosure on the face of the statements of operations, you should disclose the amounts in a footnote.

Comment: Because our buy / sell transaction constituted only 3.3% of our 2004 consolidated revenues, we determined these transactions were not material enough to disclose of the face of the statement; however, the cumulative amount of the transactions—$23.1 million—is disclosed in the policy statement on page 70 of our 10-K report.

We ask you to fully disclose in the accounting policy notes the characteristics of material arrangements of this type, the circumstances under which they are used,

Comment: We believe that disclosures made in the first two sentences of our Buy/Sell policy statement on page 70 address these disclosure requirements. These two sentences

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read as follows: “To help manage the supply of inventory and provide specific quantities and grades of products at various locations on our systems, we engage in certain buy / sell arrangements. We are the primary obligor on these transactions and we assume credit risk of ownership for the associated products.”

and the accounting literature relied upon in determining whether gross or net reporting would apply.

Comment: In sentence No. 3 of the policy statement we refer to EITF No. 99-19 as the literature we relied on to record these transactions at gross vs. net.

You should also explain in your policy notes that the EITF is considering related matters in Issue 04-13, and describe how the financial statement presentation might change should a single method of reporting be required.

Comment: The two last sentence of our policy statement on page 70 reads “The EITF is considering related matters which may require us to account for these transactions differently in the future. Had these transactions been reported net, our product sales and purchases in 2004 would have been reduced by $23.1 million”.

Where reported volumes and revenues reflect material activity arising from these transactions, you should include quantification of the effects and address any related material trends and uncertainties in your Management’s Discussion and Analysis (MD&A).

Comment: For the same reasons we didn’t disclose these transactions on the face of our income statement, we believed that the impact of these transactions on our sales, cash flows and financial position was not material and did not warrant discussion in MD&A.

We believe that we complied with the disclosure requirements as provided in the SEC’s industry letter. As such, we respectfully request that we be exempted from making amendments to our 2004 10-K report relative to this matter.

We look forward to discussing these issues with you should you have additional comments or questions.

Sincerely,

/s/ John D. Chandler

John D. Chandler,

Chief Financial Officer and Treasurer

Magellan Midstream Partners, L.P.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 1, 2004

Magellan Midstream Partners, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-16335	73-1599053
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 22186, Tulsa, Oklahoma	74121-2186
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (918) 574-7000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13c-4(c) under the Exchange Act (17 CFR 240.13e-14(c))

Item 1.01. Entry into a Material Definitive Agreement.

Please read the information set forth below under Item 2.01 “Completion of Acquisition or Disposition of Assets,” which is incorporated herein by reference, for a description of the execution of a transition services agreement with Shell Pipeline Company LP.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On October 1, 2004, we acquired more than 2,000 miles of refined petroleum products pipeline system assets from Shell Pipeline Company LP and Equilon Enterprises LLC, who operated these assets under the name Shell Oil Products US, or Shell, for approximately $489.7 million. In addition to the purchase price, we paid approximately $30.0 million for inventory related to a third-party supply agreement under which we received a security interest in a related $14.0 million cash collateral account, assumed approximately $25.7 million of existing liabilities and expect to incur approximately $9.6 million for transaction costs.

The Shell assets we acquired have not been operated historically as a separate division or subsidiary. Shell operated these assets as part of its more extensive transportation and terminalling and crude oil and refined products operations. As a result, Shell did not maintain complete and separate financial statements for these assets as an independent business unit. We intend to make significant changes to the assets in the future, including construction of additional connections between the acquired assets and our existing infrastructure, which may result in significant operating differences and revenues generated. Additionally, differences in our operating approach may result in us obtaining different productivity levels, results of operations and revenues than those historically achieved by Shell. For these reasons, this acquisition constituted an acquisition of assets, and not of a business, as contemplated by Article 11-01(d) of Regulation S-X.

We plan to integrate the assets into the operations of our existing 6,700-mile petroleum products pipeline system utilizing our existing accounting, financial reporting and measurement and control systems. In order to facilitate this integration, we entered into a transition services agreement with Shell. Under the transition services agreement, Shell agreed to provide certain pipeline control services in connection with the operation of the assets for up to one year following the closing of the acquisition at a cost of $268,000 per month for the first six months, $402,150 per month for the next three months and $469,175 per month for the last three months. We are in the process of working with Shell to develop the necessary software systems to monitor and control the acquired assets. We intend to hire approximately 6 former Shell employees to help operate our control center once we assume pipeline control from Shell. Upon the closing of the asset acquisition from Shell, our field operations personnel, including 64 former Shell employees, now operate the assets. We are utilizing our existing marketing and managerial employees as well as additional personnel to perform these operational functions. We also entered into transportation, terminalling and supply agreements with third parties, including Shell, for the refined petroleum products pipelines, terminals and system storage facilities that we acquired. We charge applicable tariffs and fees for transportation and terminalling services with respect to these assets in order to generate revenues and cash for distribution to our unitholders.

Third-Party Supply Agreement

We agreed to assume from Shell the third-party supply agreement mentioned above, the terms of which are at below-market rates. We recognized the fair value of this supply agreement at closing, which resulted in an increase of $15.7 million in the recorded book value of the assets purchased from Shell, with an offsetting deferred liability.

Pipeline Integrity Liabilities

In 2003, Shell entered into a consent decree with the United States Environmental Protection Agency arising out of a June 1999 incident unrelated to the assets we acquired from Shell. In order to resolve Shell’s civil liability for the incident, Shell agreed to pay civil penalties of $10.0 million and to comply with certain terms set out in the consent decree. These terms include requirements for testing and maintenance of a number of Shell’s pipelines, including the Chase and Orion pipelines, the creation of a damage prevention program, submission to independent monitoring and various reporting requirements. The consent decree imposes penalties for non-compliance for a period of at least five years from the date of the consent decree. Under our purchase agreement with Shell, we agreed, at our own expense, to complete any remaining remediation work required under the consent decree with respect to the Chase and Orion pipelines and assumed a liability of approximately $8.1 million. Shell has agreed to retain responsibility under the consent decree for the ongoing independent monitoring obligations related to the Chase pipeline.

Environmental Liabilities

As part of the acquisition, Shell agreed to retain liabilities and expenses related to active environmental remediation projects, other than those relating to the consent decree discussed in the paragraph above. In addition, Shell agreed to indemnify us for certain environmental liabilities arising from pre-closing conditions so long as we provide notice of those conditions no later than October 1, 2006. Shell’s indemnification obligation is subject to a $250,000 per-claim deductible and a $30.0 million aggregate cap.

We recorded approximately $1.9 million of environmental liabilities upon the closing of the acquisition related to our estimates for remediation sites that Shell did not consider to be currently active. We are in the process of evaluating each of these sites and will adjust the environmental liabilities associated with these sites and our purchase price once the site assessments have been completed.

Allocation of Purchase Price

Our initial allocation of the purchase price of the assets acquired and liabilities assumed is as follows (in millions):

Purchase price:
Cash paid for pipeline systems	$489.7
Cash paid for inventory	30.0
Capitalized portion of transaction costs	7.8
Liabilities assumed:
Fair value of third-party supply agreement	15.7
Consent decree	8.1
Environmental	1.9

Total liabilities assumed	25.7

Total purchase price	$553.2

Allocation of purchase price:
Property, plant and equipment	$521.6
Inventory	30.0
Prepaid assets	1.6

Total purchase price	$553.2

We are in the process of performing an appraisal of the assets acquired from Shell and expect to have the appraisal completed by December 31, 2004. We have recorded the cost of the assets, assumed liabilities, a portion of the transaction costs and the fair value adjustment of the assumed supply agreement as property, plant and equipment. The purchase price could change based on the final pricing aspects of the third-party supply agreement and, as noted above, by the results of the environmental site assessments.

Financing

During August 2004, we issued and sold 1.8 million common units representing limited partner interests in us. The net proceeds from that issuance after underwriter commissions and expenses and including our general partner’s contribution to maintain its 2% ownership interest was approximately $87.3 million, which we used as partial payment for the assets. At the time the Shell acquisition closed on October 1, 2004, we financed the acquisition with cash on hand of approximately $179.3 million, including net proceeds from the August equity offering described above and net of an escrow payment of approximately $24.6 million to Shell in June 2004, $300.0 million of borrowings under our short-term acquisition facility and $50.0 million of borrowings under our revolving credit facility. For a detailed description of our short-term acquisition facility, please see our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2004.

On September 9, 2004, we entered into an amendment to our $125.0 million revolving loan credit facility, referred to herein as the “revolving credit facility,” with the lenders party thereto, JPMorgan Chase Bank, as administrative agent, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint bookrunners and lead arrangers. The purpose of the amendment was to correct a mistake in the revolving credit facility agreement. On the same date, we exercised an option under the original revolving credit agreement and entered into separate agreements with each of the current lenders under the revolving credit facility and certain new lenders in order to increase our borrowing capacity to $175.0 million. The revolving credit facility allows the lenders to terminate the revolving credit facility and declare the loans then outstanding, including interest, to be immediately due and payable in the event of default by us. For a detailed description of the other terms of our revolving credit facility, please see our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004.

Description of the Assets

Substantially all of the information presented below is based on information provided to us by Shell in connection with our acquisition of Shell’s refined petroleum products pipeline system.

The acquisition primarily includes four refined products pipeline systems in the United States:

•	the Orion refined products system;

•	the Hearne refined products system;

•	the Chase refined products system; and

•	the Cimarron refined products system.

Orion Refined Products System

The Orion refined products system, or Orion, comprises three main segments which total approximately 1,000 miles:

•	the south segment, which extends from its East Houston terminal located near Houston, Texas to its Frost storage facility located approximately 50 miles south of Dallas, Texas, both of which we acquired as part of the Orion system;

•	the north segment, which extends from the Frost storage facility to Duncan, Oklahoma, where it interconnects with our 6,700-mile petroleum products pipeline system; and

•	the west segment, which extends from the Frost storage facility to El Paso, Texas.

Most of Orion was constructed between 1948 and 1951 as a crude oil pipeline and was converted to refined products service during 1998. We believe that with appropriate maintenance, all of the acquired pipeline and terminal assets, including Orion, can be operated indefinitely. Orion’s three segments are linked at the Frost storage facility, which has approximately 518,000 barrels of storage, and form a system capable of transporting approximately 100,000 barrels per day, or bpd. Orion also includes an active terminal located in Odessa, Texas, which has an aggregate storage capacity of approximately 709,000 barrels, and one idle terminal located in El Paso, Texas. We are leasing the land on which the Odessa terminal resides from Shell under a surface lease agreement the primary term of which expires in 2015. The East Houston terminal includes approximately 700,000 barrels of crude oil storage that we are leasing to Shell under a five-year lease agreement and 1.1 million barrels of refined products storage.

Orion receives all of the refined products it transports from the East Houston terminal, which receives the majority of its supply from Shell’s Deer Park, Texas refinery. The remainder of the refined products received by the East Houston terminal originates from Kinder Morgan Energy Partners L.P.’s terminals located in Galena Park and Pasadena, Texas. Volumes on Orion averaged approximately 66,000 bpd during 2003. We expect to significantly increase the volumes on Orion during 2005 and beyond. We intend to immediately convert the proprietary pipeline segment from Odessa to El Paso, Texas to common-carrier service. Also, we intend to complete an expansion project in late 2005 that will allow us to increase deliveries to Duncan, Oklahoma. In addition, we anticipate completing a tie-in of our existing Galena Park, Texas marine terminal with Orion, which we expect will increase both barrels shipped on the system and injection fees.

Orion is a common-carrier pipeline, and its tariffs are regulated by the Federal Energy Regulatory Commission, or FERC, and the Texas Railroad Commission.

Hearne Refined Products System

The Hearne refined products system, or Hearne, consists of an approximate 145-mile pipeline that originates at the Hearne, Texas storage facility, which has a storage capacity of approximately 654,000 barrels, located approximately 120 miles northwest of Houston, Texas and delivers refined products to third-party terminals in Waco and Dallas, Texas and to our existing terminal in Dallas. Additionally, refined products from Hearne can be delivered to the Hearne/Bryan/College Station, Texas area through a third-party truck loading rack at the Hearne storage facility and from facilities in Reagan, Texas to a railroad fueling facility in Temple, Texas through an interconnection with a pipeline owned by Koch Pipeline Company L.P. Hearne, originally constructed in 1948, has a current throughput capacity of approximately 70,000 bpd and also includes an approximate 25-mile pipeline from Dallas to Fort Worth, Texas that has been idle since 2001.

Hearne receives a majority of its volumes through the Magtex pipeline from two major Gulf Coast refineries owned by ExxonMobil and Motiva. Hearne also has a newly constructed interconnection with Orion at Bee Creek, Texas. Volumes on Hearne averaged approximately 36,000 bpd during 2003. We expect to increase the volumes on the Hearne system during 2005 and beyond due to our ability to increase deliveries into the Dallas/Fort Worth, Texas area.

Hearne is a common-carrier pipeline, and its tariffs are regulated by the Texas Railroad Commission.

Chase Refined Products System

The Chase refined products system, or Chase, was originally constructed in 1973 and consists of an approximate 700-mile pipeline that originates at its El Dorado, Kansas storage facility and has two segments, the Chase Mainline and the Chase Loop. The Chase Mainline currently has capacity to transport approximately 60,000 bpd of refined products from El Dorado, Kansas to its Aurora terminal near Denver, Colorado, which has an approximate storage capacity of 641,000 barrels. The Chase Mainline also includes a pipeline that extends from its Aurora terminal to Denver International Airport and is the only pipeline serving that airport. The Chase Loop has a current capacity of approximately 21,000 bpd that delivers refined products to two terminals in Great Bend and Scott City, Kansas, which have storage capacities of approximately 96,000 and 156,000 barrels, respectively. In addition, the Chase Loop delivers refined products to a third-party terminal located in Valley Center, Kansas, a northern suburb of Wichita.

Chase receives refined products from its El Dorado storage facility, which has an approximate storage capacity of 358,000 barrels, that receives refined products primarily from Frontier Oil Corporation’s approximate 110,000 bpd refinery in El Dorado. The El Dorado storage facility also receives products from U.S. Gulf Coast refineries through an interconnection with our 6,700-mile petroleum products pipeline system through the Cimarron pipeline described below.

Product shipments on the Chase Mainline are seasonal. Volumes on the Chase Mainline during the summer months have historically doubled volumes during the winter months. Volumes on Chase averaged approximately 60,000 bpd during 2003. We do not anticipate significant changes in shipments on Chase.

The Chase Mainline is a common-carrier pipeline, and its tariffs are regulated by the FERC, except for the segment serving the Denver International Airport, the tariffs for which are regulated by the Colorado Public Utility Commission. The Chase Loop is a common-carrier pipeline, and its tariffs are regulated by the Kansas Corporation Commission.

Cimarron Refined Products System

The Cimarron refined products system, or Cimarron, was constructed in 1967 and 1979 and consists of an approximate 175-mile pipeline that originates at its Glenpool storage facility near Glenpool, Oklahoma and extends approximately 40 miles west to Cushing, Oklahoma. At Cushing, the pipeline extends north approximately 130 miles to the El Dorado storage facility, where it interconnects with Chase. Cimarron has current capacity to transport approximately 25,000 bpd of refined products. The approximate 620,000-barrel Glenpool storage facility is connected to an approximate 3.8 million-barrel storage facility on the Explorer pipeline, and is also connected to the storage facility that we lease in Glenpool. Cimarron also includes the approximate 292,000-barrel Boyer storage facility which provides additional tankage for Cimarron and allows Cimarron to access the El Dorado storage facility more efficiently.

The section of Cimarron extending from Glenpool to Cushing is leased to a third party through January 31, 2005 and currently transports crude oil.

Other Assets

In addition to the four refined products pipeline systems described above, we also acquired:

•	a five-mile pipeline with throughput capacity of approximately 18,000 bpd that extends from an interconnection with the Magtex pipeline to Bush Intercontinental Airport in Houston, Texas, including four storage tanks connected to the pipeline with aggregate capacity of approximately 226,000 barrels. Volumes on this pipeline averaged approximately 2,900 bpd in 2003; and

•	a terminal in Oklahoma City, Oklahoma, with a storage capacity of approximately 152,000 barrels, located on our 6,700-mile petroleum products pipeline system.

Because we already own a terminal in Oklahoma City, the Federal Trade Commission is requiring us to sell the newly acquired terminal in Oklahoma City. We believe the newly acquired terminal in Oklahoma City is not material to the operation of these assets. In connection with the Federal Trade Commission-imposed sale of the newly acquired terminal in Oklahoma City, we were required to enter into an agreement with Shell whereby we agreed to pay Shell to operate the terminal until its sale.

Agreements with Shell

In connection with our acquisition of these refined petroleum products pipeline systems, we entered into three-year terminalling and transportation agreements and a five-year storage lease agreement with Shell for a combined minimum revenue commitment averaging approximately $28.1 million per year through September 30, 2007 and approximately $750,000 per year thereafter through September 30, 2009.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above under Item 2.01 “Completion of Acquisition or Disposition of Assets” is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Magellan Midstream Partners, L.P.

	By:	Magellan GP, LLC,
its General Partner

Date: October 1, 2004	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

99.1	Copy of the Partnership’s press release dated October 1, 2004.

99.2	Map of the Partnership’s asset portfolio as of October 1, 2004.

Exhibit 99.1

NYSE: MMP

Date:	Oct. 1, 2004

Contact:	Paula Farrell
(918) 574-7650
paula.farrell@magellanlp.com

Magellan Midstream Partners Completes Acquisition of Strategic Pipeline Systems

TULSA, Okla. – Magellan Midstream Partners, L.P. (NYSE: MMP) announced today that it has closed its previously announced acquisition of more than 2,000 miles of refined petroleum products pipelines from affiliates of Shell Oil Products US for approximately $490 million plus working capital and transaction costs. The acquired assets are located in Colorado, Kansas, Oklahoma and Texas and include six active terminals and six system storage facilities that have a combined storage capacity of approximately 6.4 million barrels.

“This acquisition is an excellent fit with our pipeline and terminals network and provides us with our own direct connection to the U.S. Gulf Coast refining region,” said Don Wellendorf, chief executive officer. “The response by our customers has been very positive. We intend to begin work immediately on capital projects to expand the interconnections with our existing assets which will enhance our capabilities to better serve our customers’ growing need for transportation and terminal services.”

The acquisition, including working capital and transaction costs, was financed initially with approximately $180 million of cash on hand, comprised in part of proceeds raised from equity offerings earlier this year to pre-fund the acquisition, and borrowings of $300 million under a short-term acquisition facility and $50 million under an existing revolving credit facility.

In connection with the acquisition, Magellan’s partnership agreement was amended to reduce the incentive cash distributions to be paid to the general partner by $1.25 million, $5 million and $3 million for 2004, 2005 and 2006, respectively. Overall, the acquisition is expected to be immediately accretive to cash available for distributions by at least 15 cents per limited partner unit annually.

About Magellan Midstream Partners, L.P.

Magellan Midstream Partners, L.P. is a publicly traded partnership formed to own, operate and acquire a diversified portfolio of energy assets. The partnership primarily transports, stores and distributes refined petroleum products. More information is available at http://www.magellanlp.com.

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Portions of this document may constitute “forward-looking statements” as defined by federal law. Although the partnership believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Additional information about issues that could lead to material changes in performance is contained in the partnership’s filings with the Securities and Exchange Commission.